SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 2)


                           First Avenue Networks, Inc.
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                                (Name of Issuer)


                         Common Stock, par value $0.001
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                         (Title of Class of Securities)


                                    31865X106
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                                 (CUSIP Number)

                                 R. Ted Weschler
                       Peninsula Investment Partners, L.P.
                    (f/k/a Peninsula Capital Partners, L.P.)
                             404 B East Main Street
                            Charlottesville, VA 22902

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 14, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  31865X106
           ---------------------

1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Peninsula Investment Partners, L.P.
   (f/k/a Peninsula Capital Partners, L.P.)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]



3. SEC USE ONLY



4. SOURCE OF FUNDS

   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]



6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

     0

8. SHARED VOTING POWER

   6,710,550

9. SOLE DISPOSITIVE POWER

   0

10. SHARED DISPOSITIVE POWER

   6,710,550

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,710,550

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.0%

14. TYPE OF REPORTING PERSON

    PN

CUSIP No.  31865X106
           ---------------------

1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Peninsula Capital Advisors, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

3. SEC USE ONLY



4. SOURCE OF FUNDS

   AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]



6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

   0

8. SHARED VOTING POWER

   6,710,550

9. SOLE DISPOSITIVE POWER

   0

10. SHARED DISPOSITIVE POWER

   6,710,550

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,710,550

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.0%

14. TYPE OF REPORTING PERSON

    OO

CUSIP No.  38165X106
           ---------------------

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Item 1.  Security and Issuer.

     The name of the issuer is First Avenue Networks, Inc., a Delaware corporation (the "Company") with its principal office located at 230 Court Square, Suite 202, Charlottesville, VA 22902. This Schedule 13D amendment relates to the common stock, par value $0.001 (the "Common Stock") of the Company.

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Item 2.  Identity and Background.

     This amendment to Schedule 13D is being filed by Peninsula Investment Partners, L.P. (f/k/a Peninsula Capital Partners, L.P.) ("Partners"), which does business under the name "Peninsula Partners, LP," and its investment manager, Peninsula Capital Advisors, LLC ("Advisors") (together with Partners, the "Reporting Persons"), with respect to the Common Stock of the Company. Mr. R. Ted Weschler is the sole managing member of Advisors and is responsible for making investment decisions with respect to Advisors and Partners. Each of Mr. Weschler and Advisors may be deemed to be a beneficial owner of the reported shares but disclaims beneficial ownership in the shares owned by Partners except to the extent of any pecuniary interest therein.

     The business address of each of the Reporting Persons is 404B East Main Street, Charlottesville, VA 22902.

     The principal business of Partners is to invest in securities. Partners is a Delaware limited partnership.

     The principal business of Advisors is to serve as investment advisor to Partners. Advisors is a Delaware limited liability company.

     Neither Partners, Advisors, nor any of their officers or directors has, during the last five years: (i) been convicted in any criminal proceeding; or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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Item 3.  Source and Amount of Funds or Other Consideration.

     First Avenue Networks, Inc. (f/k/a Advanced Radio Telecom Corp.) (the "Company") filed a voluntary petition with the United States Bankruptcy Court (the "Bankruptcy Court") for protection under Chapter 11 of the United States Code on April 20, 2001. On October 31, 2001, the Bankruptcy Court approved the Company's Plan of Reorganization (the "Plan"). On December 20, 2001, the Plan was effective and the Company emerged from proceedings under Chapter 11 of the Bankruptcy Code. Under the Plan, the Company issued 20 million shares of new common stock. Each holder of an unsecured claim, including Partners, received its pro rata share of 19 million shares of the new common stock. An additional 1 million shares of the new common stock were issued to holders of the existing preferred stock of the Company. An additional 4 million Class A Warrants were also issued.

     Partners acquired 4,836,603 shares of Common Stock and warrants to purchase an additional 1,693,189 shares of Common Stock. Partners had originally purchased bonds offered by the Company under its previous name, Advanced Radio Telecom Corp. Partners subsequently purchased an additional 385,758 shares of Common Stock in open market transactions and sold 205,000 shares of Common Stock in open market transactions. No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

    On December 14, 2004, the Company announced that it had completed a private placement pursuant to which it issued 12,870,000 shares of Common Stock. The Reporting Persons did not purchase any Common Stock in the private placement. In addition, on January 14, 2005, the Company completed a transaction with Teligent, Inc. in which the Company acquired substantially all of the assets and fixed broadband wireless operations of Teligent, Inc. In consideration for these assets, the Company issued 25,194,647 shares of Common Stock to Teligent, Inc. (as well as warrants to purchase an additional 2,519,464 shares of Common Stock). The Reporting Persons did not receive any shares of Common Stock in connection with this transaction. As a result of both transactions, the Reporting Persons' percentage beneficial ownership of the Common Stock (but not the number of shares of Common Stock owned by the Reporting Persons) has declined.


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Item 4.  Purpose of Transaction.

     Partners acquired the shares of Common Stock as an investment and in the ordinary course of business. Notwithstanding the foregoing, R. Ted Weschler, Managing Member of Advisors, is a member of the Board of Directors of the Company and as such has regular discussions with the management of the Company.

     In an effort to protect their investment, as well as to maximize shareholder value, the Reporting Persons may acquire additional shares, dispose of all or some of these shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     The Reporting Persons may also engage in and may plan for their engagement in:

     (1)  the  acquisition  of  additional   shares  of  the  Company,   or  the
          disposition of shares of the Company;

     (2)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company;

     (3)  a sale or transfer of a material amount of assets of the Company;

     (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Company;

     (6) any other material change in the Company's business or corporate structure;

     (7) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

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Item 5.  Interest in Securities of the Issuer.

     On December 14, 2004, the Company announced that it had completed a private placement pursuant to which it issued 12,870,000 shares of Common Stock. In addition, on January 14, 2005, the Company completed a transaction with Teligent, Inc. in which the Company acquired substantially all of the assets and fixed broadband wireless operations of Teligent, Inc. In consideration for these assets, the Company issued 25,194,647 shares of Common Stock to Teligent, Inc. (as well as warrants to purchase an additional 2,519,464 shares of Common Stock). As a result of both transactions, the Reporting Persons' percentage beneficial ownership of the Common Stock (but not the number of shares of Common Stock owned by the Reporting Persons) has declined.

     As of the date hereof, each of the Reporting Persons is deemed to be the beneficial owner of 6,710,550 shares (including warrants to purchase 1,693,053 shares of Common Stock) of Common Stock of the Company. Based on the Company's latest Form 10-Q (dated as of the nine month period ending September 30, 2004), there was a total of 21,288,016 Shares outstanding. The addition of the 12,870,000 shares issued pursuant to the private placement and the 25,194,647 shares issued pursuant to the purchase transaction with Teligent, Inc., each as described above, equals a total of 59,352,663 shares outstanding as of January 14, 2005. Therefore, each of the Reporting Persons is deemed to beneficially own 11.0%(1) of the outstanding Shares. Each of the Reporting Persons has the shared power to vote, direct the vote, dispose of or direct the disposition of all 6,710,550 of the shares.

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(1)  Calculated  based  on a total  of  61,045,852  shares  outstanding  only as regards the Reporting Persons (59,352,663 shares outstanding plus warrants owned by the Reporting Persons to purchase 1,693,189 shares).


     There have been no transactions by the Reporting Persons in the Common Stock during the past 60 days.


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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     N/A

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Item 7.  Material to be Filed as Exhibits.

     A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        PENINSULA INVESTMENT PARTNERS, L.P.

                                        By:  Peninsula Capital
                                        Appreciation, LLC
                                        General Partner

                                           /s/ R. Ted Weschler
                                       By: ___________________
                                           R. Ted Weschler

                                        PENINSULA CAPITAL ADVISORS, LLC

                                           /s/ R. Ted Weschler
                                        By: __________________
                                            R. Ted Weschler, Managing Member



DATE: January 18, 2005

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                    Exhibit A


                             JOINT FILING AGREEMENT

     The undersigned agree that this Amendment No. 2 to the Schedule 13D dated January 18, 2005 relating to the Common Stock of the Company shall be filed on behalf of each of the undersigned.


                                        PENINSULA PARTNERS, L.P.

                                        By:  Peninsula Capital
                                        Appreciation, LLC
                                        General Partner

                                           /s/ R. Ted Weschler
                                       By: ___________________
                                           R. Ted Weschler

                                        PENINSULA CAPITAL ADVISORS LLC

                                           /s/ R. Ted Weschler
                                        By: __________________
                                            R. Ted Weschler, Managing Member

03038.0001 #536623